Exhibit 99.1

OKYO Pharma to Participate at the 4th Annual BTIG Ophthalmology Conference

London and New York, NY, November 26, 2024. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, and for inflammatory dry eye disease (DED), a multi-billion-dollar market, is pleased to announce that its CEO, Gary S. Jacob, Ph.D., will be participating in one on one meetings and a fireside chat at the 4th Annual Virtual BTIG Ophthalmology Day on Monday, December 2nd, 2024. More than 20 public and private medical technology and biotechnology companies will be participating in BTIG’s event. Panel discussion topics will include exploring the latest developments and trends within ophthalmic medical technologies and therapeutics.

Presentation Information:

Event: 4th Annual BTIG Ophthalmology Day

Participant: Dr. Gary S. Jacob, CEO of OKYO Pharma

Date: Monday, December 2, 2024

Fireside Chat: 2:40-3:15pm

For more information about the event, email uscorporateaccess@btig.com. Please note that participants must be pre-registered to attend. To access BTIG insights, contact a firm representative or log in to www.btigresearch.com.

About NCP

Neuropathic corneal pain (NCP) is a condition that causes pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. There are no approved commercial treatments currently available for this condition.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-masked, placebo-controlled trial of OK-101 to treat DED, and is presently being evaluated in a randomized, placebo-controlled, double-masked Phase 2 trial to treat 48 NCP patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of NCP and DED, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat NCP and inflammatory DED. In addition to the recently completed Phase 2 trial of OK-101 to treat DED patients, OKYO is also evaluating OK-101 to treat NCP patients with the just announced opening of a Phase 2 trial to treat the debilitating conditions of NCP. For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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